INVESTMENT MANAGEMENT

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(d)(11)(ii)

January 1, 2025

Voya Mutual Funds

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Mutual Funds (“VMF”), on behalf of Voya Multi-Manager Emerging Markets Equity Fund (the “Fund”), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from January 1, 2025, through March 1, 2026, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit
Name of Fund	(as a percentage of average net assets)
			Share Classes
	A	C	I	R	W
Voya Multi-Manager Emerging	1.48%	2.23%	1.13%	1.73%	1.23%
Markets Equity Fund

We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2025, through March 1, 2026. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that

(1)it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

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January 1, 2025

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VMF.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Mutual Funds

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized